October 30 2012

MEDISAFE 1 TECHNOLOGIES CORP

5A HATALTAN STREET

JERUSALEM

ISRAEL

TO THE

UNITED STATES SECURITIES AND EXCHANGE COMMISSIONS

DAVID BURTON

KEVIN VAUGHN

RE: 10K FYE 2011

Letters dated September 28 2012 and October 15 2012

Dear Sirs

We acknowledge that Medisafe 1 Technologies Corp is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing. We also represent that we will not assert Staff comments as a defence in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

In response to your letters dated September 28 2012 and October 15 2012 please further note in response to your query in relation to ITEM 9A ( Controls and Procedures ) in the form 10K filed for the year ending December 31 2011 , please note that the wording of managements assertions in relation to December 31 2010 was written in error (2010) and it has been amended to December 31 2011 in an amended 10k #2 just filed ( for the year ending December 31 2011 )

Yours Truly

/s/ JACOB ELHADAD

CEO